DM

18006061

SEC
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Section

MAR 01 2018

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beaconsfield Financial Services, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 Technology Drive, Suite 101
(No. and Street)

Canonsburg (City) PA (State) 15317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty H. Rainier 724-745-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski + Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350 (Address) Bridgeville (City) PA (State) 15017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RWS

OATH OR AFFIRMATION

I, Betty H. Rainier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beaconsfield Financial Services, Inc., as of ______, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Betty H Rainier
Signature

Secretary / Treasurer
Title

John P. Bucek 02-27-2018
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
John P. Bucek, Notary Public
Cecil Twp., Washington County
My Commission Expires Sept. 9, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beaconsfield Financial Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Beaconsfield Financial Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2017

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beaconsfield Financial Services, Inc. (a Pennsylvania corporation) as of December 31, 2017, the related statements of loss and comprehensive loss, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Beaconsfield Financial Services, Inc.'s management. Our responsibility is to express an opinion on Beaconsfield Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beaconsfield Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Computations of Net Capital and Aggregate Indebtedness and the Schedule of Operating and General and Administrative Expenses have been subjected to audit procedures performed in conjunction with the audit of Beaconsfield Financial Services, Inc.'s financial statements. The supplementary information is the responsibility of Beaconsfield Financial Services, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness and the Schedule of Operating and General and Administrative Expenses are fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

We have served as Beaconsfield Financial Services, Inc.'s auditor since 2009

Bridgeville, Pennsylvania

February 20, 2018

Financial Statements

Beaconsfield Financial Services, Inc.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	84,874
Accounts receivable		195,700
Deposit with clearing organization		25,000
Prepaid income taxes		649
Marketable securities		113,004
Furniture and fixtures, at cost, less accumulated depreciation of $68,692		4,041
	$	423,268

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	179,243
Accrued payroll and related withholdings		2,183
Deferred income taxes payable		15,300
Accounts payable and accrued expenses		57,591
Total Liabilities		254,317
Stockholders' Equity:		
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding		19,000
Retained earnings		102,936
Accumulated other comprehensive income:		
Unrealized gain on marketable securities		47,015
		168,951
	$	423,268

Beaconsfield Financial Services, Inc.

Statement of Loss and Comprehensive Loss

Year Ended December 31, 2017

Revenues:	
Commission revenues	$ 2,480,833
Other revenues	905
	2,481,738
Expenses:	
Operating expenses	2,399,944
General and administrative expenses	110,791
Depreciation expense	2,152
	2,512,887
Net Loss From Operations	(31,149)
Other Income:	
Gain on sale of marketable securities	22,647
Other investment income	2,939
	25,586
Loss Before Income Taxes	(5,563)
Income Taxes	(222)
Net Loss	(5,341)
Other Comprehensive Loss:	
Unrealized holding gain on marketable securities	18,171
Reclassification adjustment for gains included in net income	(19,922)
Less: deferred income tax effect	(900)
Total Other Comprehensive Loss	(2,651)
Total Comprehensive Loss	$ (7,992)

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2017

Common Stock:	
Balance, January 1 and December 31	$ 19,000
Retained Earnings:	
Balance, January 1	108,277
Net loss for the year	(5,341)
Balance, December 31	102,936
Accumulated Other Comprehensive Income, net of income tax:	
Balance, January 1	49,666
Unrealized holding gain arising during the year on marketable securities	12,591
Prior unrealized income recognized during year	(15,242)
Balance, December 31	47,015
	$ 168,951

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Net loss	$	(5,341)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		2,152
Deferred income taxes		(500)
Gain on sale of marketable securities		(22,647)
Reinvested investment income		(1,269)
(Increase) decrease in:		
Accounts receivable		(9,200)
Prepaid income taxes		668
Increase (decrease) in:		
Commissions payable		42,241
Accrued payroll and related withholdings		(2,161)
Accounts payable and accrued expenses		6,800
Net cash provided by operating activities		10,743
Cash flows from investing activities:		
Proceeds from sale of marketable securities		44,241
Purchase of marketable securities		(16,780)
Due from related party		3,000
Net cash provided by investing activities		30,461
Net Increase in Cash and Cash Equivalents		41,204
Cash and Cash Equivalents, beginning of year		43,670
Cash and Cash Equivalents, end of year	$	84,874
Supplemental Cash Flow Disclosure:		
Income taxes paid during the year	$	325

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred. Securities transactions and related commission revenues are recorded on a settlement date basis, generally the third business day after the trade date.

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2017, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2017, the clearing deposit account amounted to $25,000, and is listed separately on the statement of financial condition.

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Date of Management's Review

The Company has evaluated subsequent events through February 20, 2018, which is the date the financial statements were available to be issued.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition - Commissions

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases and sales of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

2. Summary of Significant Accounting Policies (Continued)

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deems uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

2. Summary of Significant Accounting Policies (Continued)

Marketable Securities

Equity securities are classified as "available-for-sale" and are reported at their fair values based upon quoted market prices. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation

Equipment and fixtures is recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line and accelerated method for financial and tax reporting, respectively. Maintenance and repairs, which extend the life of such assets, are also capitalized and depreciated over the estimated remaining useful lives.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $3,901 for the year ended December 31, 2017.

Compensated Absences

The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2017.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences (described in Note 8) between the basis of asset and liabilities for financial statement and income tax purposes. The deferred tax liability represents future tax consequences of these differences, which will be taxable when the liabilities are recovered or settled. It is the Company's policy not to take uncertain tax positions.

3. Concentration of Credit Risk

The Company maintains their cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2017, the Company did not exceed the insured limit.

4. Regulatory Filings

The statement of financial condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

5. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from Rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under Rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

6. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2017, the Company had net capital of $117,015, and a net capital ratio (aggregate indebtedness divided by net capital) of 2.17 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a-5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2017 there were no material differences.

7. Marketable Securities

Marketable securities consist of shares of First Solar, Inc. common stock, shares of American Century Quantitative Disciplined Growth Plus A Fund, shares of NASDAQ OMX Group, Inc. common stock, shares of MFS SER TR VI Utilities Fund and shares of Franklin Utilities A Fund and are classified by the Company as "available-for-sale". Cost, unrealized gain, and fair value, as of December 31, 2017, are as follows:

Marketable securities, at cost	$	51,599
Gross unrealized gains		61,405
Fair value	$	113,004

The unrealized gains are reported, net of tax ($14,400 in 2017), as accumulated other comprehensive income in stockholders' equity. The marketable securities are included in current assets on the statement of financial condition. During the year ended December 31, 2017, 817 shares of American Century Quantitative Disciplined Growth Plus A Fund were sold for $15,064, resulting in a gross realized gain of $692 of which $230 was reclassified out of accumulated other comprehensive income and 400 shares of NASDAQ OMX Group, Inc. were sold for $29,178, resulting in a gross realized gain of $21,955, of which $15,012 was reclassified out of accumulated other comprehensive income.

8. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the liability will be necessary in the future should the tax laws change. Deferred tax liabilities have been recognized for depreciation timing differences ($900) and unrealized gains on marketable securities ($14,400).

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2017, the Company's open audit periods are 2014 through 2017 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible, and regulatory fines, which are 100% nondeductible, for Federal and state income tax purposes.

The provision for income taxes in the statement of loss and comprehensive income for the year ended December 31, 2017, consists of the following components:

Currently payable	$	278
Deferred		(500)
	$	(222)

9. Pension Plan

The Company has a SEP retirement plan which covers all of its employees. Total pension expense amounted to $83,700 for the year ended December 31, 2017.

10. Lease Commitments

The Company leases office space under a non-cancellable operating lease, which was extended for an additional five-year term beginning in June 2013 and provides for monthly lease payments of $2,744. The lease is renewable for an additional five years following the May 31, 2018 termination date, at a lease rate mutually agreeable. For the year ended December 31, 2017, rent expense under this lease amounted to $32,928.

During 2016, the Company was reimbursed $4,600, by Summit Advisors LLC, an entity controlled by the shareholders of the Company, for use of its office space.

The future minimum lease payments required by this office lease are as follows:

Year ending December 31	
2018	$ 13,721

11. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

11. Fair Value Measurements (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2017:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Mutual funds	$ 30,353	$ 30,353	$ -	$ -
Domestic equities	82,651	82,651	-	-
	$ 113,004	$ 113,004	$ -	$ -

Supplementary Information

Beaconsfield Financial Services, Inc.

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2017

Net Capital:	
Total stockholders' equity	$ 168,951
Deductions:	
Accounts receivable	25,670
Prepaid income taxes	649
Property and equipment	4,041
Total non-allowable assets	30,360
Net Capital Before Haircuts on Security Positions	138,591
Haircuts on Securities:	
Other securities	16,966
Undue concentrations	4,610
Total Haircuts on Securities	21,576
Net Capital	117,015
Net Capital Requirements	50,000
Net Capital in Excess of Minimum Requirements	$ 67,015
Aggregate Indebtedness	$ 254,317
Ratio of Aggregate Indebtedness to Net Capital	2.17

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	117,015
Post Closing Adjustments		1,081
Changes to Non-Allowable Assets:		
Prepaid income taxes		649
		1,730
Net Capital Per Broker/Dealer's Unaudited Part II	$	118,745

Beaconsfield Financial Services, Inc.

Schedule of Operating and General and Administrative Expenses

Year Ended December 31, 2017

Operating Expenses:		
Advertising	$	3,901
Commissions		1,760,594
Insurance		25,054
Internet access		11,199
Payroll taxes		28,345
Regulatory expenses		18,881
Rent		28,328
Repairs and maintenance		1,107
Retirement plan		83,700
Selling expense		11,164
Telephone		8,736
Wages		418,935
	$	2,399,944
General and Administrative Expenses:		
Auto expense	$	9,077
Contributions		944
Dues and subscriptions		7,657
Employee benefits		47,294
Legal and accounting		13,395
Miscellaneous		338
Office supplies and expense		15,903
Postage		2,707
Quotes - exchange fees		7,059
Travel and entertainment		6,417
	$	110,791

See Report of Independent Registered Public Accounting Firm.

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Beaconsfield Financial Services, Inc.
Canonsburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii), in which (1) Beaconsfield Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beaconsfield Financial Services, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (exemption provisions) and (2) Beaconsfield Financial Services, Inc. stated that Beaconsfield Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beaconsfield Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beaconsfield Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 20, 2018

Beaconsfield Financial Services, Inc.

Southpointe Business Park
160 Technology Drive, Suite 101
Canonsburg, PA 15317
724-745-6800 • Fax: 724-745-6886
BeaconsfieldFinancial.com • Member: FINRA & SIPC

Beaconsfield Financial Services, Inc.

Statement of Exemption from SEC Rule 15c-3 (k) (2) (ii)

Beaconsfield Financial Services, Inc. is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its books and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c-3(k)(2)(ii).

To the best knowledge and belief of Beaconsfield Financial Services, Inc., Beaconsfield Financial Services, Inc. has met the provision in #240.15c3(k) under which we claimed an exemption for the fiscal year ending 12/31/2017 without exception.

Betty H. Rainier

Betty H. Rainier
Secretary/Treasurer